SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              Slabsdirect.com, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
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                         (Title of Class of Securities)

                                   83088P 10 5
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                                 (CUSIP Number)

                                   Steven Bruk
                               3230 Mathers Avenue
                    West Vancouver, British Columbia V7V 2K5
                                 (604) 913-1883
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 8, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d.-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes).


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CUSIP No.     83088P 10 5

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1)   Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons
     (entities only):

     Steven Bruk

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

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3)   SEC  Use  Only

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4)   Sources  of  Funds  (See  Instructions):     PF

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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6)   Citizenship  or  Place  of  Organization:     Canada

Number of          (7)  Sole Voting Power:       9,534,167
Shares Bene-
ficially           (8)  Shared Voting Power          -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:  9,534,167
ing Person
With              (10)  Shared Dispositive Power     -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

     9,534,167

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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13)  Percent of Class Represented by Amount in Row  (11):

         92%
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14)  Type of Reporting Person  (See  Instructions):   IN

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

Item 1.  Security and Issuer

         This statement relates to the common stock, $0.0001 par value ("Common Stock") of Slabsdirect.com, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 3230 Mathers Avenue, West Vancouver, British Columbia V7V 2K5.

Item 2.  Identity and Background

         This statement is filed by Steven Bruk, businessman, whose business address is 3230 Mathers Avenue, West Vancouver, British Columbia V7V 2K5.

         During the last five (5) years, Mr. Bruk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five (5) years, Mr. Bruk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Mr. Bruk is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         Steven Bruk used his personal funds to purchase the securities described in Item 5.

Item 4.  Purpose of Transaction

         The purpose of the transaction was to take control over the majority of common stock of the Issuer by Steven Bruk. Steven Bruk's 9,534,167 shares of common stock is part of Steven Bruk's investment portfolio. Steven Bruk is the sole officer and director and is a major shareholder of the Issuer, and is seeking candidates for merger with or acquisition by the Issuer.

         Steven Bruk reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

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

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j.   Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         As of April 8, 2002, the aggregate number and percentage of class of securities identified pursuant to Item 1 may be found in rows 11 and 13 of the cover pages.

         The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

         In January 2000 Steven Bruk purchased 7,500,000 shares of common stock of the Issuer at $0.0001 per share for a total of $750.00.

         In February 2002 five shareholders sold a total of 2,009,167 shares of common stock to Mr. Bruk for $20,091.

         In April 2002, Mr. Bruk acquired an additional 25,000 shares of common stock from six shareholders of the Company for $25,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         None
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



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 26, 2002



/s/ Steven Bruk
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STEVEN BRUK



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